UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

May 17, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Notice of Definitive Dividend Payment	2
2. Notice translation	3

EXHIBIT 1

G.G. 2005 / 120                                                                                                                                                                           Santiago, April 20th, 2005

Rol. S.V.S. N.4272

Mr. Alejandro Ferreiro Yazigi
Superintendent of Insurance and Securities

Dear Sir:

Please find herein attached copy of notice of  "Payment of Definitive Dividend N.80"  by AES Gener S.A., published at the "Diario Financiero", on this date.

This notice is given in accordance with that stated in Section II of General Rule N.30 of said Superintendency.

    Cordially,

Francisco Javier Castro Crichton
Chief Executive Officer (s)
AES Gener S.A.

EXHIBIT 2

AES Gener S.A.
Public Corporation
Security Exchange Registry N.0176

ADDITIONAL DEFINITIVE DIVIDEND PAYMENT

It is hereby informed to the shareholders that at General Shareholders Ordinary Meeting of AES Gener S.A., held on April 7th, 2005, it was agreed to distribute an additional dividend of $1.05656 per share, charged to the fiscal year ended on December 31st, 2004.

Said dividend shall be paid in cash since April 29th, 2005 at DCV Registros S.A. offices, in their capacity as administrators of the Shareholders Registry of the Company, located at Huerfanos N.770, 22nd Floor, Santiago, from 9:00 am to 2:00 pm and from 3:30 pm to 5:00 pm. As general rule, payments shall be made by check or promissory note on the name of the title-holder, previous identification of the shareholder by his/her ID.

To shareholders who have previously requested in writing, dividends shall be deposited on their checking or savings accounts; a nominative promissory note shall be given to them at any Banco de Credito de Inversiones branch along the country; or, a nominative promissory note for the dividends amount shall be sent by regular mail to their domicile; all which on the same date determined for the distribution.

Shareholders who would like to collect through their legal representatives, shall render a notarized power of attorney.

Shareholders registered with the Shareholders Registry up to 5 business days before the date of payment (April 23rd, 2005), shall have the right to this dividend.

CHIEF EXECUTIVE OFFICER

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	May 17, 2005	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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